UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

7 HaPnina St.

P.O. Box 2155

Ra’anana 4321547, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on November 9, 2026, titled “Rail Vision’s Quantum Platform Launches End-to-End Quantum Error Correction Program at the Israeli Quantum Computing Center.”

The first seven paragraphs in the press release attached as Exhibit 99.1 are incorporated by reference into the Registrant’s Registration Statements on F-3 (File Nos. 333-271068, 333-272933, 333-277963 and 333-278645) and Form S-8 (File Nos. 333-265968, 333-281329 and 333-286652), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on November 9, 2026, titled “Rail Vision’s Quantum Platform Launches End-to-End Quantum Error Correction Program at the Israeli Quantum Computing Center”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: November 9, 2026	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer